[GOLDSTRIKE INC. LETTERHEAD]

                                                               November 15, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

      RE:     GOLDSTRIKE INC.
              REGISTRATION STATEMENT ON FORM SB-2
              FILE NO. 333-111656

Ladies and Gentlemen:

      Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Goldstrike Inc. (the "Registrant") hereby requests that its Registration Statement on Form SB-2, as amended (File No. 333-111656), together with all exhibits thereto (the "Registration Statement"), be withdrawn. The Registration Statement was initially filed with the Securities and Exchange Commission on December 31, 2003, and amended on March 18, 2004, June 4, 2004, July 29, 2004, September 8, 2004, October 5, 2004, November 26, 2004 and December 20, 2004. The Registrant is submitting this application for withdrawal because it has determined that maintaining the Registration Statement is no longer in its interest. The Registrant confirms that no securities of the Registrant have been sold pursuant to the Registration Statement.

      If you have any questions with respect to this matter, please contact Louis W. Zehil, Esq. of McGuireWoods LLP, at (212) 548-2100.

                                         Sincerely,

                                         Goldstrike Inc.


                                         /s/ Louis W. Zehil
                                         ---------------------------------------
                                         Louis W. Zehil
                                         Secretary